Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges for each of the periods shown on a consolidated basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. The term “fixed charges” means the sum of the following: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense (iv) loss on early extinguishment of debt representing write-off of unamortized debt issue cost, original issue discount and call premium fees.

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

EARNINGS
Pre-tax loss from continuing operations	$(429,916)	$(59,708)	$(74,580)
Add: fixed charges	74,281	73,281	78,103
TOTAL EARNINGS	$(355,635)	$13,573	$3,523

FIXED CHARGES
Interest expense and capitalized	$62,092	$63,815	$67,969
Amortization of OID	2,557	3,266	3,266
Amortization of deferred finance costs	2,643	2,535	2,984
Unamortized debt issue costs written off	951	—	—
Unamortized OID written off	1,402	—	—
April 2013 refinancing related costs	936	—	—
Estimate of interest in rental expense	3,700	3,665	3,884
TOTAL FIXED CHARGES	$74,281	$73,281	$78,103

Ratio of earnings to fixed charges	—	0.2	—

Additional pre-tax earnings necessary to achieve 1:1 ratio	$429,916	$59,708	$74,580